evotec

#RESEARCHNEVERSTOPS

NEWS RELEASE, 10 MAY 2022

EVOTEC AND BRISTOL MYERS SQUIBB EXTEND AND EXPAND STRATEGIC PARTNERSHIP IN PROTEIN DEGRADATION

- *8-YEAR EXTENSION AND EXPANSION OF COLLABORATION TO DEVELOP PIPELINE OF MOLECULAR GLUE DEGRADERS*
- *COLLABORATION LEVERAGES EVOTEC'S PROPRIETARY* ***EVO****PANOMICS AND* ***EVO****PANHUNTER PLATFORMS COVERING HIGH-PERFORMANCE MULTI-OMICS AND INTEGRATED AI/ML-SUPPORTED DATA ANALYTICS*
- *$ 200 M UPFRONT AS WELL AS NEAR-TERM PERFORMANCE-BASED PAYMENTS*
- *DEAL POTENTIAL OF $ 5 BN*

Hamburg, Germany, 10 May 2022:
Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) announced today that the Company has extended and expanded its partnership with Bristol Myers Squibb (NYSE:BMY) in targeted protein degradation, originally signed in 2018. The initial collaboration has proven to be highly productive in generating a promising pipeline of molecular glue degraders. Based on this success, Bristol Myers Squibb and Evotec extend and expand this partnership for an additional 8 years with the goal to further broaden and deepen the strategic alliance.

Molecular glue degraders are small, drug-like compounds that induce interactions between an E3 ubiquitin ligase and a molecular target. This induced interaction results in ubiquitination and subsequent degradation of the recruited protein leading to long-lasting therapeutic effects. Bristol Myers Squibb is a leader in this field based in particular on its unique library of cereblon E3 ligase modulators (CELMoD®). Under the terms of the agreement, both parties will leverage all of Evotec's proprietary **EVO***panOmics* and **EVO***panHunter* platforms as well as AI/ML-based drug discovery and development platforms.

Evotec receives an upfront payment of $ 200 m and expects to obtain further performance-based, near-term and programme-based milestone payments, resulting in a deal potential of $ 5 bn with additional tiered royalties on product sales.

Dr Cord Dohrmann, Chief Scientific Officer of Evotec, said: "Bristol Myers Squibb is the pioneer and industry-leader in the field of molecular glue degraders.

Molecular glues are one of the most exciting new modalities as they can be developed into highly selective and potent degraders of high-value therapeutic targets, even reaching molecular targets which have been deemed undruggable by conventional means. We are extremely excited about the opportunity to significantly extend and expand our strategic partnership with Bristol Myers Squibb into 2030 and possibly beyond."

About targeted protein degradation

Targeted protein degradation harnesses the body's natural machinery to break down proteins into smaller molecules ("proteolysis"). This process can be induced by a special type of small molecules known as "molecular glues". Bristol Myers Squibb has a comprehensive library of such molecular glues based on the cereblon E3 ligase modulator ("CELMoD®"). By specifically altering the protein-binding properties of cereblon, CELMoD® agents can promote the targeted degradation of disease-causing proteins.

About EVO*panOmics* and EVO*panHunter*

EVO*panOmics* and **EVO***panHunter* are two of the building blocks of Evotec's strategic framework, Action Plan 2025: "the data-driven R&D Autobahn to Cures". **EVO***panOmics* involves the innovative use of genomics, transcriptomics, proteomics, and phenotypic data in an integrated fashion. Evotec has established high-throughput transcriptomics and proteomics technologies, which can be used as unbiased read-outs in drug discovery and development. **EVO***panHunter* is Evotec's proprietary, integrated, user-centred bioinformatics platform which facilitates the analysis of PanOmics data integrated with other metadata sets. The combination of **EVO***panOmics* and **EVO***panHunter* on an integrated drug discovery and development platform is a game changer for data-driven approaches to highly effective personalised medicine.

During the first quarter 2022 conference call on Wednesday, 11 May 2022, Evotec will provide information regarding this partnership.

Conference call details

Date:	**Wednesday, 11 May 2022**
Time:	**02.00 pm CEST (08.00 am EDT, 01.00 pm BST)**

From Germany:	+49 69 20 17 44 220
From France:	+33 170 709 502

From Italy:	+39 023 600 6663
From UK:	+44 20 3009 2470
From USA:	+1 877 423 0830
Access Code:	53333776#

A simultaneous slide presentation for participants dialling in *via phone* is available at https://www.webcast-eqs.com/evotec20220511/no-audio.

ABOUT EVOTEC SE
Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company's multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this "Data-driven R&D Autobahn to Cures" for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 4,200 highly qualified people. The Company's 15 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on Twitter @Evotec and LinkedIn.

FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec's securities. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec's expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.